Banc of America Mortgage Securities, Inc.
214 North Tryon Street
Charlotte, North Carolina  28255

April 12, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Amanda Ravitz, Esq.
Re:	Banc of America Mortgage Securities, Inc. Registration Statement on Form S-3 Registration No. 333-157917

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement may become effective by 4:00 p.m. on the afternoon of April 14, 2010, or as soon thereafter as practicable.

The undersigned hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BANC OF AMERICA MORTGAGE SECURITIES, INC.

By:	/s/ Scott Evans
Name: Scott Evans
Title: President and Chief Executive Officer